UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

RPX Corporation

(Name of Subject Company)

RPX Corporation

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74972G103

(CUSIP Number of Class of Securities)

Emily T. Gavin

General Counsel

RPX Corporation

One Market Plaza, Suite 1100

San Francisco, California 94105

(866) 779-7641

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Leif B. King

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Ave, Suite 1400

Palo Alto, California, 94301-1908

(650) 470-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by RPX Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 21, 2018 (together with any subsequent amendments and supplements thereto, including this Amendment No. 1, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Riptide Purchaser, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Riptide Parent, LLC, a Delaware corporation (“Parent”) (both Parent and Purchaser are beneficially owned by funds affiliated with HGGC, LLC), to acquire all of the outstanding shares of the Company’s common stock, par value $0.0001 per share, at a purchase price of $10.50 per share, net to the seller thereof in cash, subject to reduction for any applicable withholding taxes in respect thereof, without interest (such offer, as it may be amended from time to time, the “Offer”). The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 21, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding following immediately before the heading “—Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company—Director and Officer Exculpation, Indemnification and Insurance.”

“Special Committee Compensation

In recognition of the time and effort required of the members of the Special Committee (as defined below) in evaluating the Offer, the Merger and the transactions contemplated by the Merger Agreement, as well as the other strategic alternatives available to the Company, including negotiations and discussions with parties making proposals during the strategic process, the Company Board approved one-time fees payable to each member of the Special Committee and advisor thereto upon the Closing in the following amounts: (a) a $15,000 fee payable to Gilbert S. Palter as de facto chair of the Special Committee; and (b) a $10,000 fee payable to each of Shelby W. Bonnie and Andrew D. Africk, and to Sanford R. Robertson, who acted as an advisor to the Special Committee. No other meeting fees or other compensation (other than reimbursement for out-of-pocket expenses in connection with their service on the Special Committee) will be paid to the members of the Special Committee in connection with their service on the Special Committee nor to Mr. Robertson in connection with his role as an advisor to the Special Committee.”

ITEM 8.	ADDITIONAL INFORMATION.

The second and third paragraphs of Item 8 under the heading “—Additional Information—Regulatory Approvals—United States Antitrust Compliance” are hereby amended and restated in their entirety to read as follows:

“The HSR Act provides for an initial fifteen (15) calendar-day waiting period for cash tender offers following the FTC’s and the Antitrust Division’s receipt of Parent’s Premerger Notification and Report Form under the HSR Act before Parent and Purchaser may purchase Company Shares in the Offer. Parent and the Company each filed a Premerger Notification and Report Form with the FTC and the

Antitrust Division for review in connection with the Offer on May 14, 2018. On May 21, 2018, the FTC granted early termination of the waiting period applicable to the Offer under the HSR Act, effective the same day. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.

Even though the requisite waiting period under the HSR Act has been terminated, at any time before or after the consummation of any such transactions the FTC or the Antitrust Division could still take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Company Shares pursuant to the Offer or seeking divestiture of the Company Shares so acquired or divestiture of substantial assets of the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.”

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

RPX CORPORATION

By:	/s/ Martin Roberts
Martin Roberts
CEO and President

Dated: May 22, 2018